EXECUTION VERSION

FIRST SUPPLEMENTAL INDENTURE
FIRST SUPPLEMENTAL INDENTURE, dated as of February 24, 2017 (the "First Supplemental Indenture"), among MANULIFE FINANCIAL CORPORATION, a corporation duly organized and existing under the Insurance Companies Act (Canada) (the "Company"), having its principal office at 200 Bloor Street East, Toronto, Ontario M4W 1E5, THE BANK OF NEW YORK MELLON, a New York banking corporation, as trustee (hereinafter called the "U.S. Trustee"), and BNY TRUST COMPANY OF CANADA, a trust company organized under the laws of Canada, as Canadian Trustee (hereinafter called the "Canadian Trustee" and, together with the U.S. Trustee, the "Trustees" and each, a "Trustee").
RECITALS
WHEREAS, the Company and the Trustees are parties to a Subordinated Indenture, dated as of February 21, 2017 (the "Base Indenture" and as supplemented by this First Supplemental Indenture, the "Indenture"), relating to the issuance from time to time by the Company of its Securities on terms to be specified at the time of issuance;
WHEREAS, Section 901 of the Base Indenture provides that the Company and the Trustees may, without the consent of any Holder, enter into a supplemental indenture, to provide for the issuance of and establish the form and terms of Securities of any series as provided by Sections 201 and 301 thereof;
WHEREAS, pursuant to Sections 201 and 301 of the Base Indenture, the Company desires to provide for the issuance and establishment of the Notes (as defined herein) under the Indenture, and the form and terms thereof, as hereinafter set forth;
WHEREAS, in connection with the issuance of the Notes, the Company has duly authorized the execution and delivery of this First Supplemental Indenture to establish the forms and terms of the Notes as hereinafter described; and
WHEREAS, all conditions and requirements of the Base Indenture necessary to make this First Supplemental Indenture a valid, binding and legal instrument in accordance with its terms have been performed and fulfilled by the parties hereto.
NOW, THEREFORE, for and in consideration of the premises and other good and valuable consideration, receipt of which is hereby acknowledged by the parties hereto, the parties hereto agree, as follows:
ARTICLE I
 DEFINITIONS
Section 1.01 General Definitions.  For purposes of this First Supplemental Indenture:
(a) Capitalized terms used herein without definition shall have the meanings specified in the Base Indenture;
(b) All references to Articles and Sections, unless otherwise specified, refer to the corresponding Articles and Sections of the Base Indenture; and

(c) The terms "herein," "hereof," "hereunder" and other words of similar import refer to this First Supplemental Indenture as a whole and not to any particular Article, Section or other subdivision.
"5-Year Mid-Swap Rate" means (i) the 5-year semi-annual mid-swap rate as displayed on the Reset Screen Page on the Reset Interest Determination Date or (ii) if the 5-year semi-annual mid-swap rate does not appear on the Reset Screen Page on the Reset Interest Determination Date, the Reset Reference Bank Rate on the Reset Interest Determination Date, in either case, as determined by the Company, whose determination shall be final and binding.
"5-Year Mid-Swap Rate Quotation" means, in each case, the arithmetic mean of the bid and offered rates for the semi-annual fixed leg (calculated by the Company on a basis of a 360-day year consisting of twelve 30-day months) of a fixed-for-floating U.S. dollar interest rate swap which (i) has a term of five years commencing on the Reset Date, (ii) is in an amount that is representative of a single transaction in the relevant market at the relevant time with an acknowledged dealer of good credit in the swap market and (iii) has a floating leg based on the 3-month U.S. dollar LIBOR (calculated by the Company on the basis of the actual number of days elapsed in a 360-day year).
"Additional Notes" has the meaning specified in Section 2.02 of this First Supplemental Indenture.
"MCCSR" means the Minimum Continuing Capital and Surplus Requirements (or any successor or replacement capital requirements applicable to the Company, including, but not limited to, the Life Insurance Capital Adequacy Test or any successor or replacement thereto) for Canadian federally regulated insurance companies.
"Notes" has the meaning specified in Section 2.01 of this First Supplemental Indenture.
"Original Issue Date" means February 24, 2017.
"OSFI" means the Office of the Superintendent of Financial Institutions (Canada).
"Redemption Date" has the meaning specified in Section 2.06 of this First Supplemental Indenture.
"Redemption Price" has the meaning specified in Section 2.06 of this First Supplemental Indenture.
"Regular Record Date" means the February 10 or August 10 next preceding such Interest Payment Date (whether or not a Business Day).
"Regulatory Event" has the meaning specified in Section 2.06(b) of this First Supplemental Indenture.
"Reset Date" means February 24, 2027.
"Reset Interest Determination Date" means the day falling two Business Days prior to the Reset Date.
"Reset Reference Bank Rate" means the percentage rate determined on the basis of the 5-Year Mid-Swap Rate Quotation provided by five leading swap dealers in the interbank market (selected by the

Company) to the Company at approximately 11:00 a.m. (New York time) on the Reset Interest Determination Date. If at least three quotations are provided, the 5-Year Mid-Swap Rate will be the arithmetic mean of the quotations calculated by the Company, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). If only two quotations are provided, the 5-Year Mid-Swap Rate will be the arithmetic mean calculated by the Company of the quotations provided. If only one quotation is provided, the 5-Year Mid-Swap Rate will be the quotation provided. If no quotations are provided, the 5-Year Mid-Swap Rate shall be equal to the last available 5-year semi-annual mid-swap rate on the Reset Screen Page.
"Reset Screen Page" means Bloomberg page "USISDA05" (or any successor page or, if a successor page is unavailable, the equivalent page of Reuters or any comparable provider) as at 11:00 a.m. (New York time).
"Tax Event" has the meaning specified in Section 2.06(c) of this First Supplemental Indenture.
"Tier 2 Capital" means tier 2 capital as calculated under the MCCSR.
"Total Available Capital" means total available capital as calculated under the MCCSR.
ARTICLE II
 THE NOTES
Section 2.01 Title of Securities.  There shall be a series of Securities designated the "4.061% Subordinated Notes due 2032" of the Company (the "Notes").
Section 2.02 Limitation of Aggregate Principal Amount.  The aggregate principal amount of the Notes shall initially be limited to U.S.$750,000,000 (except for Securities authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, Notes pursuant to Sections 304, 305, 306, 906 or 1108 of the Base Indenture and except for any Securities which, pursuant to Section 303 of the Base Indenture, are deemed never to have been authenticated and delivered thereunder).  The Company may, from time to time, without the consent of the Holders of the Notes, create and issue additional notes having the same terms and conditions as the Notes in all respects or in all respects except for issue date, issue price and, if applicable, the first date on which interest accrues and the first payment of interest thereon ("Additional Notes").  Additional Notes issued in this manner may be consolidated with, and form a single series with, the Notes.  The Notes and any such Additional Notes would rank equally and ratably. Any Additional Notes must be treated as fungible with the Notes for U.S. federal income tax purposes or be identified by a separate CUSIP number.
Section 2.03 Principal Payment Date.  The principal amount of the Notes Outstanding (plus any accrued and unpaid interest) shall be payable in a single installment on February 24, 2032, which date shall be the Stated Maturity of the Notes.
Section 2.04 Interest and Interest Rates.  Interest on the Notes shall be paid semi-annually in arrears on February 24 and August 24 of each year (each such date, an "Interest Payment Date"), commencing August 24, 2017.  The Notes shall bear interest from and including the Original Issue Date, or from the most recent Interest Payment Date to which interest has been paid or duly provided for:
(a) at the rate of 4.061% per year for the period from, and including, the Original Issue Date, to, but excluding, the Reset Date, or until the principal thereof is paid or duly provided for or made available for payment; and

(b) at a rate per year equal to the 5-Year Mid-Swap Rate plus 1.647% for the period from, and including, the Reset Date, to, but excluding, February 24, 2032, or until the principal thereof is paid or duly provided for or made available for payment.
The amount of interest payable on any Interest Payment Date shall be computed on the basis of a 360-day year consisting of twelve 30-day months. The amount of interest payable for any period shorter than a full interest period shall be computed on the basis of a 360-day year consisting of twelve 30-day months and the actual number of calendar days elapsed in a partial month in such period. Any payment of principal, premium or interest required to be made on an Interest Payment Date that is not a Business Day will be made on the next succeeding Business Day, and no interest will accrue on that payment for the period from and after the Interest Payment Date to the date of payment on the next succeeding Business Day.  The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date shall be paid to the Person in whose name the Notes (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest. Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the person in whose name the Notes (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustees, notice whereof shall be given to Holders not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Notes may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture.
Section 2.05 Place of Payment.  The Place of Payment where the Notes may be presented or surrendered for payment, where the Notes may be surrendered for registration of transfer or exchange and where notices and demand to or upon the Company in respect of the Notes and the Indenture may be served initially shall be the Corporate Trust Office of the U.S. Trustee in the Borough of Manhattan, City of New York.
Section 2.06 Redemption.  The Company may, at its option, redeem the Notes, in each case, in whole, but not in part, at the applicable redemption price (the "Redemption Price"), with the prior approval of the Superintendent and in accordance with the provisions of Article Eleven of the Base Indenture, in the following circumstances (the date of each such redemption, the "Redemption Date"):
(a) on the Reset Date, on not less than 30 nor more than 60 days' prior written notice to the applicable Holder, at a Redemption Price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the Redemption Date;
(b) if a Regulatory Event has occurred, at any time within 90 days following such Regulatory Event, on not less than 30 nor more than 60 days' prior written notice to the applicable Holder, at a Redemption Price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the Redemption Date; and
A "Regulatory Event" shall be deemed to have occurred on the date specified in a letter from the Superintendent to the Company on which the Notes will no longer be recognized in full as eligible Tier 2 Capital of the Company or included as risk-based Total Available Capital on a consolidated basis, such date falling on a day on or after the Original Issue Date; provided that any such non-recognition or non-inclusion solely by virtue of (i) the Company issuing securities with an aggregate principal amount up to or in excess of the limit of Tier 2 Capital permitted from time to time by OSFI or (ii) any discounting requirements as to the eligibility of the Notes for such inclusion pursuant to the relevant requirements issued by OSFI, shall in each case be excluded.

(c) if a Tax Event has occurred, at any time following such Tax Event, on not less than 30 nor more than 60 days' prior written notice to the applicable Holder, at a Redemption Price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the Redemption Date. No redemption shall be made pursuant to this paragraph unless:
(i)	the Company shall have received an Opinion of Counsel that a Tax Event has occurred;
(ii)	the Company shall have delivered to the Trustees an Officers' Certificate stating that the Company is entitled to redeem such Notes pursuant to the terms of such Notes; and
(iii)	at the time such notice of redemption is given, such Tax Event is continuing.
A "Tax Event" shall be deemed to have occurred if:
(i)
there occurs any change (including any announced prospective change) in or amendment to the laws or treaties (or any rules, regulations, rulings or administrative pronouncements thereunder) of Canada or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, treaties, rules, regulations, rulings or administrative pronouncements (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the Original Issue Date; or

(ii)
on or after the date of the Original Issue Date, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada or any political subdivision or taxing authority thereof or therein, including any of those actions specified in the paragraph immediately above, whether or not such action was taken or decision was rendered with respect to the Company, or any change, amendment, application or interpretation shall be officially proposed;

and, as a result (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced), either:
(iii)	the Company has become or would become obligated to pay, on the next date on which any amount would be payable with respect to any such Notes, any Additional Amounts; or
(iv)
the Company is, or may be, subject to more than a de minimis amount of additional taxes, duties or other governmental charges or civil liabilities or any reduction in any loss, credit, reserve or other tax attribute because the treatment of any of its items of income, taxable income, expense, taxable capital or taxable paid up capital with respect to the Notes (including the treatment by the Company of interest on the Notes) or the treatment of the Notes, as or as would be reflected in any tax return or form filed, to be filed, or otherwise could have been filed, will not be respected by a taxing authority.

Section 2.07 No Sinking Fund.  The Notes are not entitled to the benefit of any sinking fund.
Section 2.08 Form.  The Notes shall be issued initially as registered securities in the form of one or more permanent Global Securities, without coupons, substantially in the form attached hereto as Exhibit A, deposited with the U.S. Trustee, as custodian for the Depositary, duly executed by the Company and authenticated by either Trustee, or both, as herein provided.
Section 2.09 Depositary.  The Depository Trust Company shall be the initial Depositary, until a successor shall have been appointed and become such pursuant to the applicable provisions of the Base Indenture, and thereafter, "Depositary" shall mean or include such successor.
Section 2.10 Security Registrar and Paying Agent for the Notes.  The Company shall initially serve as the Central Security Registrar and the U.S. Trustee shall initially serve as the Branch Security Registrar and as the Paying Agent.
Section 2.11 Defeasance.  On or after the Reset Date, the Company may exercise its option to have Sections 1202 and 1203 of the Base Indenture apply to the Notes, subject to the prior approval of the Superintendent.
ARTICLE III
MISCELLANEOUS
Section 3.01 Integral Part; Effect of Supplement on Indenture.  This First Supplemental Indenture constitutes an integral part of the Indenture.  Except for the amendments and supplements made by this First Supplemental Indenture, the Base Indenture shall remain in full force and effect as executed.
Section 3.02 Adoption, Ratification and Confirmation.  The Indenture, as supplemented by this First Supplemental Indenture, is in all respects hereby adopted, ratified and confirmed.
Section 3.03 Trustees Not Responsible for Recitals.  The recitals in this First Supplemental Indenture are made by the Company, and the Trustees assume no responsibility for the correctness of such recitals.  The Trustees make no representations as to the validity or sufficiency of this First Supplemental Indenture.
Section 3.04 Counterparts.  This First Supplemental Indenture may be executed in multiple counterparts, each of which shall be regarded for all purposes as an original and all of which shall constitute but one and the same instrument.
Section 3.05 Governing Law.  This First Supplemental Indenture and the Notes shall be governed by and construed in accordance with the laws of the State of New York, except for Article Fourteen of the Base Indenture, which shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

[signature page follows]

IN WITNESS WHEREOF, the Company and the Trustees have executed this First Supplemental Indenture as of the date first above written.
MANULIFE FINANCIAL CORPORATION
By:   /s/ Halina K. von dem Hagen
 Name:  Halina K. von dem Hagen
 Title:    Executive Vice President, Treasury and Capital Management

[Signature Page to First Supplemental Indenture]

THE BANK OF NEW YORK MELLON,
 as U.S. Trustee
By:   /s/ Catherine F. Donohue
 Name:   Catherine F. Donohue
 Title:      Vice President

[Signature Page to First Supplemental Indenture]

BNY TRUST COMPANY OF CANADA,
 as Canadian Trustee
By:   /s/ Catherine F. Donohue
 Name: Catherine F. Donohue
 Title:   Authorized Signing Officer

[Signature Page to First Supplemental Indenture]

EXHIBIT A
(FORM OF FACE OF NOTE)
[THIS NOTE IS IN GLOBAL FORM WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE OF A DEPOSITARY. UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR NOTES IN CERTIFICATED FORM, THIS NOTE MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY. EVERY NOTE AUTHENTICATED AND DELIVERED UPON REGISTRATION OF, OR IN EXCHANGE FOR, OR IN LIEU OF, THIS NOTE WILL BE IN GLOBAL FORM, SUBJECT TO THE FOREGOING.
 UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), NEW YORK, NEW YORK, TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO., OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.]1

MANULIFE FINANCIAL CORPORATION
4.061% Subordinated Notes due 2032

CUSIP: 56501R AE6
No.	U.S.$

MANULIFE FINANCIAL CORPORATION, a corporation duly organized and existing under the Insurance Companies Act (Canada) (hereinafter called the "Company", which term includes any successor corporation under the Indenture hereinafter referred to), for value received, hereby promises to pay to___________, or registered assigns, the principal sum of          __________________U.S. Dollars (U.S.$__________) on February 24, 2032 (the "Stated Maturity"), and to pay interest thereon, semi-annually in arrears on February 24 and August 24 of each year (each such date, an "Interest Payment Date"), commencing

1 Insert in Global Notes only

August 24, 2017, from, and including, February 24, 2017 (the "Original Issue Date"), or from the most recent Interest Payment Date to which interest has been paid or duly provided for, (i) at the rate of 4.061% per year for the period from, and including, the Original Issue Date, to, but excluding, February 24, 2027 (the "Reset Date"), or until the principal hereof is paid or duly provided for or made available for payment, and (ii) at a rate per year equal to the 5-Year Mid-Swap Rate (as such term is defined on the reverse hereof) plus 1.647% for the period from, and including, the Reset Date, to, but excluding, February 24, 2032, or until the principal hereof is paid or duly provided for or made available for payment.
The amount of interest payable on any Interest Payment Date shall be computed on the basis of a 360-day year consisting of twelve 30-day months. The amount of interest payable for any period shorter than a full interest period shall be computed on the basis of a 360-day year consisting of twelve 30-day months and the actual number of calendar days elapsed in a partial month in such period.
Any payment of principal, premium or interest required to be made on an Interest Payment Date that is not a Business Day will be made on the next succeeding Business Day, and no interest will accrue on that payment for the period from and after the Interest Payment Date to the date of payment on the next succeeding Business Day.  "Business Day" shall mean each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in New York, New York, Toronto, Ontario, the Corporate Trust Office or any Place of Payment are authorized or obligated by law or executive order to close.
The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date shall be paid to the Person in whose name this Note (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, which shall be the February 10 or August 10 (whether or not a Business Day) next preceding such Interest Payment Date.  Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the person in whose name this Note (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the U.S. Trustee, notice whereof shall be given to Holders of Notes of this series not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Notes of this series may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture.
Payment of the principal of (and premium, if any) and any interest on this Note will be made at the office or agency of the Company maintained for that purpose in The City of New York, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts; provided, however, that at the option of the Company payment of interest may be made by (i) check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register or (ii) by transfer to an account maintained by the payee in the United States of America.

Reference is hereby made to the further provisions of this Note set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.
Unless the certificate of authentication hereon has been executed by the U.S. Trustee referred to on the reverse hereof by manual signature, this Note shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.
IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed.
Dated:
MANULIFE FINANCIAL CORPORATION
By:  _______________________________
 Name:
 Title:
By:  _______________________________
 Name:
 Title:

CERTIFICATE OF AUTHENTICATION
This is one of the Securities referred to in the within-mentioned Indenture.

Dated:
The Bank of New York Mellon, as U.S. Trustee

By: _________________________________
      Authorized Signatory

FORM OF REVERSE OF NOTE
This Note is one of a duly authorized issue of securities of the Company (herein called the "Notes"), issued and to be issued in one or more series under a Subordinated Indenture, dated as of February 21, 2017 (the "Indenture"), among the Company, The Bank of New York Mellon, as U.S. Trustee (herein called the "U.S. Trustee"), and BNY Trust Company of Canada (herein called the "Canadian Trustee" and, together with the U.S. Trustee, the "Trustees" and each, a "Trustee", which terms include any successor trustee under the Indenture), as supplemented by the First Supplemental Indenture, dated as of February 24, 2017, among the Company and the Trustees (the "First Supplemental Indenture"), to which the Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Trustees and the Holders of the Notes and of the terms upon which the Notes are, and are to be, authenticated and delivered.  This Note is one of the series designated on the face hereof. The Notes are issued pursuant to the Indenture and are limited in aggregate principal amount to U.S.$750,000,000 (except for Notes authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, Notes pursuant to Sections 304, 305, 306, 906 or 1108 of the Indenture and except for any Notes which, pursuant to Section 303 of the Indenture, are deemed never to have been authenticated and delivered thereunder); provided, however, that the Company may, from time to time, without the consent of the Holders of the Notes, create and issue additional notes having the same terms and conditions as the Notes in all respects or in all respects except for issue date, issue price and, if applicable, the first date on which interest accrues and the first payment of interest thereon.  Additional notes issued in this manner may be consolidated with, and form a single series with, the Notes.  The Notes and any such additional notes would rank equally and ratably. Any additional notes must be treated as fungible with the Notes for U.S. federal income tax purposes or be identified by a separate CUSIP number.
All terms used in this Note that are defined in the Indenture shall have the meaning assigned to them in the Indenture.  All computations under this Note and the Indenture shall be made by the Company, and any such computation or calculation shall be final and binding.
The indebtedness evidenced by this Note, and all other Securities now or hereafter authenticated and delivered under the Indenture, is, to the extent and in the manner provided in the Indenture, subordinate and subject in right of payment to the prior payment in full of all Policy Liabilities and Senior Indebtedness, whether now outstanding or hereinafter incurred, in accordance with the terms of such Policy Liabilities and Senior Indebtedness, and this Note is issued subject to the provisions of Article Fourteen of the Indenture with respect thereto. Each Holder of this Note, by accepting the same, (a) agrees to and shall be bound by such provisions, (b) authorizes and directs the Trustees on his or her behalf to take such actions as may be necessary or appropriate to effectuate the subordination so provided and (c) appoints the Trustees as his or her attorneys-in-fact for any and all such purposes.

For the purposes of determining the 5-Year Mid-Swap Rate, the following terms shall have the meanings assigned to them:
"5-Year Mid-Swap Rate" means (i) the 5-year semi-annual mid-swap rate as displayed on the Reset Screen Page on the Reset Interest Determination Date or (ii) if the 5-year semi-annual mid-swap rate does not appear on the Reset Screen Page on the Reset Interest Determination Date, the Reset Reference Bank Rate on the Reset Interest Determination Date, in either case, as determined by the Company, whose determination will be final and binding.
"Reset Screen Page" means Bloomberg page "USISDA05" (or any successor page or, if a successor page is unavailable, the equivalent page of Reuters or any comparable provider) as at 11:00 a.m. (New York time).
"Reset Interest Determination Date" means the day falling two Business Days prior to the Reset Date.
"Reset Reference Bank Rate" means the percentage rate determined on the basis of the 5-Year Mid-Swap Rate Quotation provided by five leading swap dealers in the interbank market (selected by the Company) to the Company at approximately 11:00 a.m. (New York time) on the Reset Interest Determination Date. If at least three quotations are provided, the 5-Year Mid-Swap Rate will be the arithmetic mean of the quotations calculated by the Company, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). If only two quotations are provided, the 5-Year Mid-Swap Rate will be the arithmetic mean calculated by the Company of the quotations provided. If only one quotation is provided, the 5-Year Mid-Swap Rate will be the quotation provided. If no quotations are provided, the 5-Year Mid-Swap Rate shall be equal to the last available 5-year semi-annual mid-swap rate on the Reset Screen Page.
"5-Year Mid-Swap Rate Quotation" means, in each case, the arithmetic mean of the bid and offered rates for the semi-annual fixed leg (calculated by the Company on a basis of a 360-day year consisting of twelve 30-day months) of a fixed-for-floating U.S. dollar interest rate swap which (i) has a term of five years commencing on the Reset Date, (ii) is in an amount that is representative of a single transaction in the relevant market at the relevant time with an acknowledged dealer of good credit in the swap market and (iii) has a floating leg based on the 3-month U.S. dollar LIBOR (calculated by the Company on the basis of the actual number of days elapsed in a 360-day year).
In accordance with, and pursuant to the procedures set forth in, Section 2.06 of the First Supplemental Indenture and Article Eleven of the Indenture, the Notes may be redeemed at the option of the Company, in each case, in whole, but not in part, at the applicable Redemption Price, with the prior approval of the Superintendent of Financial Institutions (Canada) (the "Superintendent"), in the following circumstances:
(i)	on the Reset Date, on not less than 30 nor more than 60 days' prior written notice to the applicable Holder, at a Redemption Price equal to 100% of the principal amount of such Notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the Redemption Date;
(ii)
if a Regulatory Event has occurred, at any time within 90 days following such Regulatory Event, on not less than 30 nor more than 60 days' prior written notice to the applicable Holder, at a Redemption Price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the Redemption Date; and

(iii)
if a Tax Event has occurred, at any time following such Tax Event, on not less than 30 nor more than 60 days' prior written notice to the applicable Holder, at a Redemption Price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the Redemption Date. No redemption shall be made pursuant to this paragraph unless:

a)	the Company shall have received an Opinion of Counsel that a Tax Event has occurred;
b)	the Company shall have delivered to the Trustees an Officers' Certificate stating that the Company is entitled to redeem such Notes pursuant to the terms of such Notes; and
c)	at the time such notice of redemption is given, such Tax Event is continuing.
A "Regulatory Event" shall be deemed to have occurred on the date specified in a letter from the Superintendent to the Company on which the Notes will no longer be recognized in full as eligible Tier 2 Capital of the Company or included as risk-based Total Available Capital on a consolidated basis, such date falling on a day on or after the Original Issue Date; provided that any such non-recognition or non-inclusion is not solely by virtue of (i) the Company issuing securities with an aggregate principal amount up to or in excess of the limit of Tier 2 Capital permitted from time to time by OSFI or (ii) any discounting requirements as to the eligibility of the Notes for such inclusion pursuant to the relevant requirements issued by OSFI, shall in each case be excluded.
A "Tax Event" shall be deemed to have occurred if:
(i)
there occurs any change (including any announced prospective change) in or amendment to the laws or treaties (or any rules, regulations, rulings or administrative pronouncements thereunder) of Canada or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, treaties, rules, regulations, rulings or administrative pronouncements (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the Original Issue Date; or

(ii)
on or after the date of the Original Issue Date, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada or any political subdivision or taxing authority thereof or therein, including any of those actions specified in the paragraph immediately above, whether or not such action was taken or decision was rendered with respect to the Company, or any change, amendment, application or interpretation shall be officially proposed;

and, as a result (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced), either:
(iii)	the Company has become or would become obligated to pay, on the next date on which any amount would be payable with respect to any such Notes, any Additional Amounts; or
(iv)
the Company is, or may be, subject to more than a de minimis amount of additional taxes, duties or other governmental charges or civil liabilities or any reduction in any loss, credit, reserve or other tax attribute because the treatment of any of its items of income, taxable income, expense, taxable capital or taxable paid up capital with respect to the Notes (including the treatment by the Company of interest on the Notes) or the treatment of the Notes, as or as would be reflected in any tax return or form filed, to be filed, or otherwise could have been filed, will not be respected by a taxing authority.

Installments of accrued and unpaid interest whose Stated Maturity is on or prior to the Redemption Date will be payable to the Holders of the Notes of this series, or one or more Predecessor Securities, registered as such at the close of business on the relevant Regular Record Dates according to their terms and the provisions of Section 307 of the Indenture.
The Indenture and the First Supplemental Indenture contain provisions for satisfaction, discharge and defeasance of (a) the entire indebtedness evidenced by this Note, and (b) certain restrictive covenants upon compliance by the Company with certain conditions set forth therein.
If an Event of Default with respect to Notes of this series shall occur and be continuing, the principal of the Notes of this series may be declared due and payable in the manner and with the effect provided in the Indenture. The Indenture contains provisions permitting the Holders of not less than a majority in aggregate principal amount of the Outstanding Notes, on behalf of all of the Holders of the Notes, to waive any Event of Default under the Indenture and its consequences, subject to Section 513 of the Indenture.
Upon payment of the amount of principal so declared due and payable and of interest on any overdue principal and overdue interest (in each case to the extent that the payment of such interest shall be legally enforceable), all of the Company's obligations in respect of the payment of the principal of and interest, if any, on the Notes of this series shall terminate.

In accordance with Section 1007 of the Indenture, all payments made by or on behalf of the Company under or with respect to the Notes will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or any province, territory or political subdivision thereof, or by any authority or agency therein or thereof having power to tax ("Relevant Taxes"), except to the extent required by law or by the interpretation or administration thereof.  If the Company is so required to withhold or deduct any amount for or on account of such Relevant Taxes from any payment made under or with respect to the Notes, the Company will pay such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each Holder (including Additional Amounts) after such withholding or deduction will be equal to the amount such Holder would have received if such Relevant Taxes had not been withheld or deducted; provided, however, that no Additional Amounts will be payable in respect of any Notes for or on account of:
(1) any Relevant Tax imposed by reason that such Holder or beneficial owner of the Notes or other person entitled to payment under the Notes does not deal at arm's length within the meaning of the Income Tax Act (Canada) (the "Tax Act") with the Company or is, or does not deal at arm's length with any person who is, a "specified shareholder" of the Company (as defined in subsection 18(5) of the Tax Act);
(2) any Relevant Tax that would not have been imposed if the Holder, or the beneficial owner, of the Notes complied with the Company's request to provide information concerning his, her or its nationality, residence or identity or to make a declaration, claim or filing or satisfy any requirement for information or reporting that is required to establish the eligibility of the Holder, or the beneficial owner, of the Notes to receive the relevant payment without (or at a reduced rate of) withholding or deduction for or account of any such Relevant Tax;
(3) any Relevant Tax that would not have been imposed but for the fact that the Holder, or the beneficial owner, of the Notes (or any fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over, such Holder or beneficial owner, if such Holder or beneficial owner is an estate, trust, partnership, limited liability company or corporation) was a resident, domiciliary or national of, or engaged in business or maintained a permanent establishment or was physically present in, Canada or any province, territory or political subdivision thereof, or otherwise had some connection with Canada or any province, territory or political subdivision thereof, other than merely holding such Notes, or receiving payments under such Notes;
(4) any estate, inheritance, gift, sales, transfer or personal property tax or any similar tax with respect to the Notes;
(5) any Relevant Tax that is levied or collected otherwise than by withholding from payments on or in respect of the Notes;
(6) any withholding or deduction imposed pursuant to or in connection with (i) Sections 1471 to 1474 of the United States Internal Revenue Code of 1986, as amended from time to time or any successor version thereof, or any similar legislation imposed by any other governmental authority, (ii) any agreements (including intergovernmental agreements) with respect thereto, or (iii) any treaty, law, regulation, or official interpretation enacted by Canada or any other governmental authority implementing any of the foregoing;
(7) any Relevant Tax which would not have been imposed but for the presentation of a note (where presentation is required) for payment on a date more than 30 days after (i) the date on which such payment became due and payable or (ii) the date on which payment thereof is duly provided for, whichever occurs later; or
(8) any combination of the foregoing.
In addition, the Company will not pay Additional Amounts to any Holder who is a fiduciary or partnership or other than the sole beneficial owner of the payment subject to the Relevant Tax, to the extent such payment would, under the laws of Canada or any province, territory or political subdivision thereof, be treated as being derived or received for tax purposes by a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to Additional Amounts had it been the Holder of the Notes.
Wherever in this Note there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to this Note, such mention shall be deemed to include mention of the payment of any Additional Amount that may be payable as provided above.
The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Securities of each series to be affected under the Indenture at any time by the Company and the Trustees with the consent of the Holders of a majority in principal amount of the Securities at the time Outstanding of each series to be affected.  The Indenture also contains provisions permitting the Holders of specified percentages in principal amount of the Securities of each series at the time Outstanding, on behalf of the Holders of all Securities of such series, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences.  Any such consent or waiver by the Holder of this Note shall be conclusive and binding upon such Holder and upon all future Holders of this Note and of any Note issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Note.
No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of (and premium, if any) and interest on this Note at the times, place and rate, and in the coin or currency, herein prescribed.
As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Note is registrable in the Security Register, upon surrender of this Note for registration of transfer at the office or agency of the Company in any place where the principal of (and premium, if any) and interest on this Note are payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Notes, of authorized denominations and for the same  aggregate principal amount, will be issued to the designated transferee or transferees.
The Notes are issuable only in registered form without coupons in denominations of U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof. [This Global Note is exchangeable for Notes in definitive form only under certain limited circumstances set forth in the Indenture.]2  As provided in the Indenture and subject to certain limitations therein set forth, Notes of this series are exchangeable for a like aggregate principal amount of Notes of this series of a different authorized denomination, as requested by the Holder surrendering the same.
No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.
The Company, the Trustees and any agent of the Company or the Trustees may treat the Person in whose name this Note is registered as the owner hereof for all purposes, whether or not this Note be overdue, and neither the Company, the Trustees nor any such agent shall be affected by notice to the contrary.
THIS NOTE AND THE INDENTURE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, EXCEPT FOR THE THIRD PARAGRAPH OF THE REVERSE HEREOF AND ARTICLE FOURTEEN OF THE INDENTURE, WHICH SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE PROVINCE OF ONTARIO AND THE FEDERAL LAWS OF CANADA APPLICABLE THEREIN.

2 Insert in Global Notes only

TRANSFER NOTICE

FOR VALUE RECEIVED the undersigned registered Holder hereby sell(s), assign(s) and transfer(s) unto
Insert Taxpayer Identification No.
_________________________________________________________________________________________________
Please print or typewrite name and address including zip code of assignee

_________________________________________________________________________________________________
the within Note and all rights thereunder, hereby irrevocably constituting and appointing  attorney to transfer such Note on the books of the Company with full power of substitution in the premises.
Your Signature:
By:  __________________________________
Date: _________________________________

Signature Guarantee:
By:  __________________________________
(Participant in a Recognized Signature Guaranty Medallion Program)
Date: _________________________________